January 14, 2013

Mr. Todd K. Schiffman

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                             Pacific Premier Bancorp, Inc. Amendment No. 1 to Registration Statement on Form S-4, Filed December 13, 2012 (File No. 333-184876)

Dear Mr. Schiffman:

On behalf of Pacific Premier Bancorp, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated January 4, 2013 (the “Comment Letter”), regarding the above referenced amendment to the registration statement on Form S-4 filed with the Commission by the Company on December 13, 2012 (the “Registration Statement”).  We also have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions.  In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by courier, four courtesy copies of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement as filed on December 13, 2012.

Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Form S-4

General

1.              Please provide us with copies of the board books.

RESPONSE:

In response to the Staff’s comment, we have furnished copies of the board books under separate cover, together with a request for confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83.

Washington DC  |  Northern Virginia  |  New Jersey  |  New York  |  Dallas  |  Denver  |  Anchorage  |  Doha  |  Abu Dhabi

Summary, page 4

2.              We acknowledge your response to comment one of our letter to you dated December 7, 2012.  In December 2012 you completed an offering of between 3.3 million and 3.795 million shares.  The offering increased the number of your outstanding shares of common stock by approximately one third and increased the amount of cash.  Please update disclosure throughout the document related, directly or indirectly, to the number of shares outstanding including, but not limited to, the following:

•                                          revise the “Parties” section on page 4 to update the aggregate percentage of shares owned by your major stockholders to reflect the recent sales;

•                                          update your “Recent Developments” section on page 4 to state the actual number of shares sold and the amount of proceeds as well as the use of proceeds to date;

•                                          revise per share data and performance ratios in your “Selected Financial Data” on page 15-19 to disclose the changes attributable to the increase in outstanding shares and cash; and

•                                          revise the “Pro Forma Data” on pages 20-22 to adjust the numbers to reflect the change in the number of shares and cash.

RESPONSE:

In response to the Staff’s comment, the Company has (1) revised the disclosure on pages 7, 50, 74, 110 and 112 of Amendment No. 2 to update the number of shares of the Company’s common stock that are outstanding following the closing of its recent public offering (the “Offering”); (2) revised the disclosure on pages 4 and 76 of Amendment No. 2 to update the percentage of shares of Company common stock owned by the significant shareholders of the Company that have filed  Schedule 13Ds, 13Gs and 13Fs with the Commission to contemplate the newly issued and outstanding shares of Company common stock following the Offering; and (3) added a new selected unaudited pro forma financial data table on pages 26 and 27 and revised the “Unaudited Pro Forma Combined Consolidated Financial Data” beginning on page 102 of Amendment No. 2 reflecting the Offering and giving effect to the acquisition of First Associations Bank (“FAB”).

With respect to the beneficial ownership percentages of the Company’s common stock set forth on pages 4 and 76 of Amendment No. 2, such disclosure is based solely upon information provided in Schedule 13Ds, 13Gs and 13Fs that are currently on file with the Commission.  The Company has no actual knowledge of any other purchases or sales of its common stock by its significant shareholders.

3.              We acknowledge your response to comment three. Please revise the section entitled “FAB Shareholders will Receive…” on page 6-7 as follows:

•                                          revise the first paragraph of this section on page 6 to disclose percentage of shares of Pacific Premier that will be held by former stockholders of FAB and the percentage of shares of Pacific Premier held by current shareholders of Pacific Premier;

•                                          revise the second paragraph on page 7 to define what you regard as “FAB’s aggregate transaction-related expenses” including the extent to which these include payments or other compensation that Pacific Premier agreed to make to officers, directors and/or shareholders of FAB;

•                                          as we requested, revise the second paragraph to illustrate the cash consideration in a formula; and

•                                          as we requested, disclose the aggregate value of the mortgage related securities at the time of the merger agreement and at the time of the registration statement and separately the value of the government agency issued mortgage backed securities and the value of the collateralized mortgage obligations.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on (1) pages 7 and 50 of Amendment No. 2 to disclose the percentage of the Company’s shares that will be held by former shareholders of FAB and the percentage of the Company’s shares that will be held by current shareholders of the Company; (2) pages 7 and 50 of Amendment No. 2 to define FAB’s aggregate transaction-related expenses; (3) pages 9 and 51 of Amendment No. 2 to illustrate the per share cash consideration using a formulaic example; and (4) pages 7 and 52 of Amendment No. 2 to disclose the value of FAB’s mortgage-related securities portfolio as of the dates indicated therein.

4.              We acknowledge your response to comment four. Please revise the section entitled “Approval of the Merger” on page 10 to disclose the percentage of shares of FAB for which commitments have been made to vote in favor of the merger.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of Amendment No. 2.

5.              Please revise the section entitled “What will happen to Outstanding FAB Stock Options” on page 8 to disclose the amount of cash you will pay per option and the amount per warrant and explain any differences in the consideration paid from that for common stock of FAB. Disclose the extent that the options and warrants are held by directors and officers.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9-10 and 51-52 of Amendment No. 2.

Risk Factors, page 23

6.              Please revise the caption and the substance of the second risk factor on page 23 to clearly state the following risks to shareholders:

•                  at the time they vote on the merger, the cash value may have dropped but that you will not notify them of any decrease in the amount of cash per share they will receive once the proxy statement is printed and there is no way for them to independently determine the amount of the cash they will actually receive; and

•                  if they approve the proposed merger, the amount of cash they actually receive may not be $19 but could be substantially less than the price they approved.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 28-29 of Amendment No. 2.

7.              We acknowledge your response to comment six. Consistent with Item 503(c), please revise the risk factor on page 24 (and disclosure on page 13) regarding interests of directors and officers as follows:

•                  delete the second sentence that the interests you are disclosing “include, among other things” and revise this section to disclose all material interests; and

•                  revise the second bullet point (and on pages 8 and 57) to disclose the amount of cash you will pay per option and per warrant and explain any differences in the consideration paid from that for common stock of FAB.

As we requested, quantify the aggregate amount of benefits to the directors and officers and disclose the three largest amounts to directors and officers. Disclose the risk that these payments to officers and directors may reduce the cash payment to shareholders of FAB.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on (1) pages 14 and 29 of Amendment No. 2 to delete the referenced second sentence in those sections; (2) pages 9-10, 14-15, 29-30, 51-52 and 64-65 of Amendment No. 2 with respect to the payment of the FAB options and warrants; and (3) pages 15-16, 30-31 and 66 of Amendment No. 2 with respect to the payments to be made to directors and officers of FAB upon consummation of the acquisition of FAB.

*******

If Amendment No. 2 is satisfactorily responsive to the Staff’s comments, the Company currently plans to have the proxy statement/prospectus, which is part of the Registration Statement, distributed to the shareholders of FAB as soon as practical.  We will contact the Staff in the next few days to discuss anticipated timing of further review and arrangements for requesting effectiveness of the Registration Statement. Please direct any questions or comments regarding the foregoing to the undersigned at (202) 457-6514 or nantin@pattonboggs.com.  Thank you in advance for your assistance in this matter.

Very truly yours,

/s/ Norman B. Antin
Norman B. Antin

cc:                     Jonathan E. Gottlieb

Steven R. Gardner